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                                      Filed by: Millennium Pharmaceuticals, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                               Subject Company: Millennium Pharmaceuticals, Inc.
                                                   Commission File No. 000-28494


MPMX STOCK Q&A'S - FOR MILLENNIUM EMPLOYEES WITH MPMX SHARES OR OPTIONS


This is a follow-up to the MPMx Information Statement and MPI Prospectus sent to all MPMx Share & Option holders on May 4, 2000 containing information about the merger, the stock conversion and other relevant information.

The following Q&A's are intended to further explain what Millennium employees can expect regarding the conversion of MPMx shares and options to MPI shares and options.


Q1: When do we expect the merger closing to be effective?

A1: The closing will be effective on the 20th business day following the mailing of the Statement & Prospectus which occurred on May 4, 2000. Therefore, the closing is planned to be effective June 2, 2000.


Q2: How does the conversion work? What MPI stock price is used in the conversion?

A2: For each MPMx share of Class B Common stock, you will receive 0.4 shares of MPI Common Stock. The exercise price for any options will be 2.5 times the original price.

                  Example:


         MPMx Shares = 1,000 shares @ $1.10/share = $1,100.00 option cost

                  Converted into

         MPI Shares = 400 shares (1,000 *0.4) @ $2.75($1.10 * 2.5)/share =
$1,100.00 option cost


Q3: When will we know how many MPI shares we have?

A3: On June 2, 2000 individual stock and option statements will be sent showing the resulting MPI shares and options you will receive from the conversion. However, as the conversion rate has been determined above, you can calculate how many shares or options you will receive.


Q4: When will we be able to sell converted MPI shares or exercise vested options?

A4: Beginning June 5, 2000, any vested converted MPI shares can be sold through our broker Salomon Smith Barney (SSB). YOU MUST USE SSB TO EXECUTE ANY TRADES BECAUSE



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OF VESTING REQUIREMENTS. Converted certificates received from the transfer agent must be presented to SSB in order for you to receive your proceeds from any sales. Please contact them directly to open an account.

On this same day, any vested converted options may be exercised through the SSB web page, voice system or by calling the Boston office directly.


Q5: What will happen to the options that were early exercised?

A5: You will receive MPI stock certificates for the options you early exercised. Beginning June 5, 2000, any vested converted MPI shares can be sold through SSB. However, before any trade can be executed, any outstanding loans must be paid in full. The loan may be repaid with a portion of your proceeds received from the sale.


Q6: How long before I receive the proceeds from stock sales?

A6: Generally, the proceeds from same day sales of stock options are received in less than two weeks. Proceeds from the sale of shares are received in a month's time because these shares are restricted. Also, there could be delays if you do not deposit and sign over your certificates to SSB as mentioned above.


Q7: What will happen to the Celebration Grants?

A7: The Celebration Grants will convert to MPI options, but the vesting has not been accelerated as a result of the merger. This is similar to the MBio Celebration Grants converted in December 1999. Options will become exercisable December 2005 or at a date approved by the Board of Directors, whichever comes first.


Q8: When will MPI stock certificates be delivered to individuals?

A8: Stock certificates will be mailed by our transfer agent to your home beginning on June 2, 2000. (If your address has changed recently or you believe that it may be out of date on the stock option records please contact Han Meskell in Finance.) If after several weeks, you still have not received your stock certificate, you must contact the Transfer Agent directly to replace lost certificates. Please contact them at 1-877-282-1168.


Q9: Will I get new stock documentation for the converted MPI shares?

A9: No, the MPMx grant agreements apply to the converted MPI shares.


Q10: How will loans be treated?

A10: Loans will be transferred to MPI. All provisions will remain the same. Please contact Han Meskell if you would like to pay off your loan early.


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Q11: Once I know exactly how my shares have converted, who can I talk to if I have further questions?

A11: Colleen DeSimone or Han Meskell in Stock Administration, Pete Castrichini or Kathy Gallo in Human Resources, or the Callanan Group at Salomon Smith Barney at 617-570-9533.



                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Millennium Pharmaceuticals has filed a Registration Statement on SEC Form S-4 in connection with its merger with Millennium Predictive Medicine, and Millennium Pharmaceuticals and Millennium Predictive Medicine have mailed an Information Statement/Prospectus to stockholders of Millennium Predictive Medicine containing information about the merger. Investors and stockholders of Millennium Predictive Medicine are urged to read the Registration Statement and the Information Statement/Prospectus carefully. The Registration Statement and the Information Statement/Prospectus contain important information about Millennium Pharmaceuticals, Millennium Predictive Medicine, the merger and related matters. Investors and stockholders of Millennium Predictive Medicine are able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of these documents may also be obtained from Millennium Pharmaceuticals by requesting them in writing or by telephone from Millennium Pharmaceuticals at the following address:

                  Millennium Pharmaceuticals, Inc.
                  75 Sidney Street
                  Cambridge, MA 02139
                  Tel.: (617) 679-7000
                  Attention: Corporate Secretary
                  website: http://www.mlnm.com

         Millennium Pharmaceuticals also files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Millennium Pharmaceuticals has filed at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for information on the public reference rooms or visit the following locations of the SEC:

Public Reference Room                    New York Regional Office              Chicago Regional Office
450 Fifth Street, N.W.                   7 World Trade Center                  Citicorp Center
Room 1024                                Suite 1300                            500 West Madison Street
Washington, DC 20549                     New York, New York 10048              Suite 1400
                                                                               Chicago, Illinois 60661-2511
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         You may also obtain copies of this information by mail from the Public
Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington,
D.C. 20549, at prescribed rates. Millennium Pharmacueticals' SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at HTTP://WWW.SEC.GOV.